October 10, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Christina Chalk

     Benjamin Holt

     Isabel Rivera

Re:	Millrose Properties, Inc.
Draft Registration Statement on Form S-4
Submitted September 3, 2025
CIK No. 0002017206

Ladies and Gentlemen:

On behalf of Millrose Properties, Inc., a Maryland corporation (the “Company,” “we,” “us,” or “our”), reference is made to the letter dated September 12, 2025 (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced Draft Registration Statement on Form S-4, CIK No. 0002017206.

Separately today, the Company has publicly filed with the Commission a Registration Statement on Form S-4 (the “Registration Statement”) through EDGAR in response to the Staff’s comments.

For your convenience, we have set forth below the Staff’s comments as set forth in the Comment Letter, followed by the Company’s responses thereto (including page references to the Registration Statement, when applicable). Terms used but not otherwise defined herein have the meanings ascribed to such terms in the Registration Statement. The Company has reviewed this letter and authorized us to make the representations to you on their behalf.

Draft Registration Statement on Form S-4 submitted September 3, 2025

Conditions to the Completion of the Exchange Offer, page 110

1.	In the first bullet point on page 111, briefly explain what is meant by a “limitation on prices for, securities on any national securities exchange…”

In response to the Staff’s comment, the Company has revised the disclosure on page 119.

2.

Refer to the following sentences in the second to last paragraph in this section, on page 112: “Lennar’s failure to exercise its rights under any of the above conditions does not represent a waiver of these rights. Each right is an ongoing right which may be asserted by Lennar at any time.” If an offer condition is “triggered” during the offer period, Lennar must promptly inform shareholders of this fact and indicate whether it will waive the condition and proceed with the offer, or assert it to terminate. The quoted language suggests Lennar may wait until the end of the offering period to “assert” a condition which occurred at an earlier date. Please revise.

In response to the Staff’s comment, the Company has revised the disclosure on page 120.

U.S. Securities and Exchange Commission October 10, 2025 Page 2

Legal and Other Limitations; Certain Matters Relating to Non-U.S. Jurisdictions, page 113

3.

While a bidder is not required to distribute offer materials outside the United States, Rule 13e-4(f)(8)(i) requires that the offer be open to all holders of the subject securities. Please advise how the disclosure in this section purporting to restrict certain target shareholders from participating in the offer is consistent with the all-holders provisions in Rule 13e-4(f)(8)(i), or revise. See also, Section II.G.1 in Release 33-8957 (October 9, 2008) (discussing the fact that it is inappropriate for a bidder to attempt to shift the burden of compliance with a jurisdiction’s securities laws to target security holders in that jurisdiction).

In response to the Staff’s comment, the Company has revised the disclosure on pages 121 and 122.

* * * * *

U.S. Securities and Exchange Commission October 10, 2025 Page 3

If you have any questions or require additional information in the course of your review of the foregoing, please call me at (212) 872-1081 or, in my absence, John Clayton at (214) 969-2701.

Sincerely,

/s/ Zachary N .Wittenberg
Zachary N. Wittenberg

cc:

Millrose Properties, Inc.

Darren L. Richman

Akin Gump Strauss Hauer & Feld LLP

John Clayton